Filed by Marquee Raine Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Marquee Raine Acquisition Corp.

Commission File No.: 333-256147

Date: June 28, 2021

Enjoy Technology / MRAC

Video Transcripts

The following are transcripts (“Transcripts”) of a pre-recorded video presentation that Enjoy Technology Inc. is making available via the following link: www.enjoy.com/investors.

Disclaimer:

Forward-Looking Statements

Please note that the Transcripts, as well as the definitive documentation with respect to the proposed business combination described below, can be found at the website of the SEC at www.sec.gov.

The Transcripts may contain forward-looking statements including, but not limited to, with regard to Enjoy Technology Inc. (“Enjoy”) and Marquee Raine Acquisition Corp. (“MRAC”) and their respective expectations or predictions of future financial, business performance or conditions. Please refer to the disclaimers at the end of the Transcripts for additional information.

Video – The Enjoy Customer Journey

Video:	I’m John, one of the original employees at Enjoy and I’ve been lucky enough to work in almost every position, including making videos like this one. And today, I’m going to walk you through how Enjoy works, from the customer’s point of view.

People have come to understand and some even prefer shopping online—because it’s easier and quicker than ever before—we expect hailing a ride in minutes, instantly booking a B&B or having toothpaste delivered in hours.

With Enjoy, customers can choose when & where they want their product personally hand delivered in real time. We built a system that pairs inventory levels, customer location and Expert availability. You can select us at checkout, whether you’re ordering online, over the phone or in store.

Enjoy has spent seven years building integration APIs with some of the world’s leading consumer brands. Our partners are able to offer their customers same-day-delivery with expert setup by creating a seamless checkout process.

We don’t have retail locations because we go to the customer — think “the store at home.” We have a bunch of mobile stores. Once the order is placed, we’ll send you a text letting you know who will be delivering your new product along with the details of your order.

Fun fact, our fastest delivery to date was less than 15 minutes. From the moment the customer clicked purchase, to the moment their doorbell rang less than 15 minutes. Okay, back to the customer.

People thought letting someone come into your home to set up a new product would never work. Kind of like how people thought riding in a stranger’s car as a taxi service or renting someone’s home instead of a hotel room would never work.

We have fun, personable full-time employees in 84 locations across the globe.

Enjoy Experts: “Hello from Sheffield! Hey from Chicago! Hi from Toronto! This is John from Salt Lake City!”

Customer “Hi, how’s it going?”

Tori (Enjoy Expert): “Hi, I’m Tori, we spoke earlier.”

Customer: “Yeah, good to meet you.”

Tori: “Could I possibly see the digital badge that was texted to you when I was on my way?”

Customer: “Sure, it’s right here.”

Tori: “Awesome, can I also take a peek at your ID as well?”

Customer: “Absolutely, here you go.”

Tori: “Great, thank you so much.”

Customer: “Do you want to come on in?”

Tori: “Yeah, wonderful.”

Customer: “And Tori, you can sit right here.”

Tori” Perfect, thank you.”

You know that feeling of getting a new toy as a kid? It’s like that but you have a friend there with you to help answer any questions you might have.

At this is the point where people often ask “well, how do you make money?” Great question — we get a percentage of the delivery and set up of the product and any accessories, insurance or services purchased by the customer while we’re there.

You know that drawer everyone has at home full of old devices? Depending on the product you have purchased, you can also trade in your old device and instantly use it towards your order — it’s like getting extra credit.

We’re able to let the customer learn more about other products while we help activate & set up their initial purchase by sharing what’s available through our unique QR code, giving them the ability to shop the inventory on hand.

This is where the fun really happens—you get up to speed explaining all the new features that matter most to you, making your new phone, your phone, and you feel like you’re getting more for your money because, well, the service is free!

Customers love the experience, and we have an 88 NPS to show for it. Just as importantly, our partners love it too. They get a chance to turn a brown box on the doorstep moment into a full-blown, person to person retail experience and not to mention turning a cost center into a profit center.

So to recap; Customers love it. Partners love it. I love it, and we do this thousands of times a day across 80-plus markets in the US, Canada and the UK. Pretty cool.

Melissa Bates:

Good morning, and welcome to Enjoy Technology’s first ever Analyst Day. My name is Melissa Bates, and I’m the Chief Strategy Officer at Enjoy. On behalf of our Company, thank you for joining us today. We look forward to sharing our story with you, and we hope you enjoyed the brief introductory video to kick off today’s presentation. Before we get started, I wanted to mention that statements made in today’s presentation contain forward-looking information. Please read carefully the disclaimers, including with respect to forward-looking statements set forth in the presentation. During today’s event, we will discuss what Enjoy is, how we got here, and our near and long-term growth opportunities. Enjoy Founder and CEO, Ron Johnson, will begin today’s event with opening remarks. And then members of our Executive Team, including myself, Chief Revenue Officer Anil Gandham, and Chief Technology Officer Kunal Malik, will dive into our areas of expertise.

Melissa Bates:	I will walk through our partners and customers. After a quick break, Anil will discuss how we’ve built Enjoy’s team of trusted mobile experts and our company culture. And Kunal will speak about the proprietary technology platform that drives our business. Then, Ron and our Chief Financial Officer, Fareed Khan, will conclude today’s presentation with a financial overview, discussing our growth strategy and our business model. We look forward to our ongoing engagement with you as we complete the deal and begin life as a public company. Our goal today is to leave you with a strong understanding of how Enjoy is positioned to deliver superior service to our partners and customers, and importantly, attractive returns to investors over time.

Melissa Bates:	I’d now like to turn it over to our CEO, Ron Johnson, who many of you may know as a legend in the retail world. Ron’s pioneering work with Target and Apple is nothing short of extraordinary. And I am proud to be a member of his team. Ron?

Ron Johnson:	Thank you Melissa. Well let me take this moment to also welcome you to our first analyst day. We hope to go very deep on the Company for you, you’ll learn more about it, you’ll get to meet our executives, and it should be a great day. As I was thinking about this day, I was looking back at my career and I thought of my time at Target. I joined in 1990, it was exactly 7 years later that I had this vision that Target could be designed, asking the question why does good design have to be expensive? ? We launched the first ever design partnership with Michael Graves, Target became “Tarjey”, and, that’s what’s propelled Target forward 25 years later, to continue to flourish in the retail industry. I went to Apple in 2000, imagined the retail stores, created these wonderful places with exactly 7 years after I’d been there Apple launched the iPhone, and that propelled the stores to another level and Apple to the most valuable company in the world. In spite of those two, I’m as excited about Enjoy today as I was at the 7th year mark with Target and the 7th year mark with Apple because we’ve figured how to deliver a retail experience in the home that works throughout the world. You’re going to learn today that customers love it, you’re going to learn today that partners need it, and it’s just an opportunity of a lifetime to create a channel that will go across the globe. I look forward to telling you more about it today along with my team.

Ron Johnson:	While our business model is exciting, our growth prospects are very energizing. You know we expect, we believe we will grow revenues up to 84% a year through 2025. That will allow us to become a billion-dollar company three and a half years from now. We also believe our differentiated business model will allow us to have an adjusted EBITDA margin of 30%. What makes this business unique as you’ll learn today is we have almost zero customer acquisition cost as many of the world’s large companies send their customers to us. We also have a very asset light business model as we lease our warehouses, our vehicles and many things that we do. But most importantly we’ve already built out the infrastructure, both physical and technological that we will leverage in the years ahead to get to profitability.

Ron Johnson:	As we look at this transaction what makes me excited is that we will be able to achieve nearly 450 billion dollars in cash on the balance sheet. The reason that’s important is when you serve some of the world’s largest companies when they ask you to jump you want to be able to say how high. We also get many benefits from the SPAC merger. Number one, we get two new partners. We are so delighted to work with the Marquee Raine group, both Tom Ricketts and Brett Varsov will be joining our Board. Tom brings great experience leading world class consumer brands and Brett’s company has connections with some of the world’s leading telcos through their banking capabilities. But there are other benefits to going public at this time. Number one, we’ve been building this company in quiet over the past seven years. We hope to become a household name as people say when you buy your next phone you should just “Enjoy” it. But we also look forward to the accountability that comes with being a public company. There’s something great about having to forecast your results, achieve them and hold your team accountable. And we believe we’re ready to do that now with the clear line of sight we have into our value, our revenue per visit, and our profitability. We look forward today to tell you more about Enjoy and thank you again for joining us.

Ron Johnson:	Now Enjoy started with a very simple question. What if the best of the store could come to you? Not simply the store, the best of the store. Because we’re in a world that’s changing rapidly. When I was working at Apple one of the most common things in addition to thank you a customer would say was I wish I could take you home with me. And we used to smile, as easy as Apple made products to use people still wanted that Apple employee in the home. In about 2011 I had the chance to meet Brian Chesky when he was just very early on with Airbnb. And we had breakfast up in San Francisco and he said you know Ron my dream is to turn people’s homes, their spare bedrooms into a hotel. I then had the chance to be in New York and I met John Foley when he was in the very early days of Peloton and he said my dream is to turn the home into the best exercise studio. So rather than going to SoulCycle exercise, you could work out at home. Airbnb, Peloton, these are commerce-at-home platforms. Just like Enjoy. And when I took what people told me at Apple and I watch what Brian and John were doing I got inspired to say we’re going to figure out how to bring the entire store through the door, and that’s what we’re going to talk about today.

Ron Johnson:	Over the past few years we have invented the mobile retail store. It’s an entirely new channel. But what’s interesting it combines the convenience of online with the best of a retail experience. Because when you go to our business partners all you do is as you’re shopping online you pick a retail experience in the cart and we take over and deliver that magic in the home. It’s a complete retail experience.

Ron Johnson:	And the potential we see is profound. For 30 years people have been racing to the door, but the untapped opportunity is really coming from going through the door. You know if you look at the total addressable market globally for online commerce, it’s nearly five trillion dollars. Well, a very large part of that will benefit from a through-the-door experience. We estimate that’s nearly a trillion dollars. But nobody else is thinking about it. You know all these great companies like Amazon and InstaCart and DoorDash and Uber are helping you race to the door, but in the physical world an experience matters for many of our purchases. In fact in all my time in retail there were fundamentally two business strategies for a retailer. Either emphasize convenience or you emphasized experience. Think of my career. Target, the Apple Store. Well when your purchase really counts you need more. You might want to discover you know what’s the right product to buy. You might want help getting up and running. You might want to make sure you have all the accessories you need to make that product purchase a great experience. Well that requires a through the door experience.

Ron Johnson:	And so at our time at Enjoy now we have built the ability to do everything a store can do, but we say better. It’s better because it’s in the context of where you live your life, where you use the products, and it’s uninterrupted and unhurried. But ultimately this is really hard to do. You know we have to deliver a product on demand. You know we could’ve made the decision the easy one years ago to say you know book a retail experience three or four days out. But the world cares about speed so we deliver experiences same day next day in a two-hour timeframe. That’s really hard to do. We have to help get you up and running with your product. Get set up. Don’t think it’s easy. It’s really hard depending on your previous experience. Some people need help because they’re transitioning to an entirely new product. Some are transitioning to an entirely new platform. Sometimes it’s just hard to do. Activation, most of our devices we use today whether it’s phones or watches or connected tablets we want to get those activated. But you know a lot of people take that old SIM card and just transfer it to their new device. Well that doesn’t have all the latest software that you might need to maximize the product you’re going to use. So we actually carry the SIM cards from our carriers to make sure we get you up and running in the best possible way. You know, a lot of people today trade in an old product to buy something new. Well, we now can do trade ins in the home, facilitate the easiest trade in possible, we can look at the product, assess the value, give you immediate value on the spot that you can shop with today and we’ll take the product with us, your old product, handling all that for you. But if you think about the best of a retail store when I go to the retail store I like to shop I like to check out new things. Well, we now carry demos into the home that you can try the best new product. With Apple, we carry over a dozen products, so if you’re buying a phone you can try out the new watch, you can try out the new iPads. And those are loaded with the same demo images they use in the store updated every night to make sure it’s a great experience. But when I go to the store, I also want to buy things that make that product better. If I buy a phone, I might want a case, a screensaver, a charger, another device. Well, we bring nearly up to five hundred products to every visit you can buy on the spot in the same point of sales or partners. But even more important in today’s world is the world of subscriptions and services. These are what truly make our products personalized. It’s the TV I want to watch on my product. It’s the music I want to play. It’s all these services that have a lot of choices for people. Well our experts can help you make the decision on what’s right for you and help you book those subscription services on the spot. It’s a comprehensive retail experience and it’s really hard to do.

Ron Johnson:	Well, to deliver a complete retail experience like that at home you realize our product really is an experience. So, it’s a person. So, what really matters is who delivers that. Key to us, the key to our success is our world class customer service team. We call them experts. And what they have in common is they love technology, but equally they love helping people, they love serving people. At Enjoy, you’ll find they do six or seven great experiences a day. Many lasting nearly an hour long. They’ve got to be really well trained, but they also have to be full-time. Because if your product is a person, you got to own the relationship with your employee. Enjoy is not about the gig economy, it’s not about contractors, it’s about full-time people with fulltime careers on career paths. And that really makes a difference. But it’s not just that you get to work full-time. People want to be connected. They want to be connected to their leaders. They want to be connected to the company. They want to be connected to one another. And they want to be connected all the time. And we do that through our leaders on duty, through our technology like Slack and texting and phone calls and live applications. Our people are never on their own. They might be out in the community serving customers, but they’re connected all day long.

Ron Johnson:	People ask me: who’s this for? Well, having done millions of visits now through the years, it’s really for everybody, in fact, surprisingly the core customer base for Enjoy tends to be younger. They’re the people who buy technology. They’re the people who buy online. They include millennials and gen-Z people like my kids. I have two kids in their twenties and they expect things to be brought to them. Many include young families. These are parents. When your purchase really counts. It’s really hard to drag the kids to the store and really make a great purchase experience and get up and running. And this environment includes a lot of people who are working from home including busy professionals. Now these people are busy, they can take an hour out of the day working remotely but want to have someone come help them get up and running like they would in the office. But it also includes people who aren’t quite as tech-savvy because they love the help. They also love making a friend. But no matter who you are, what’s in common with Enjoy is people love the experience. We are delighting customers at unfathomable levels. In fact, our lifetime NPS is 88. That’s really hard to do. Lifetime NPS is 88. And with some partners it’s even better than that. You look at the industries that we serve and everyone’s trying to please customers. They have for years. NPS has been around for almost two decades. Yet, look at the scores many other industries achieve. We turn what for some of our partners is a liability into one of their most important assets. And what’s also interesting if you look at this slide, when we deliver to the door, customers are happy. Compared to the industry, they give us a 43, but when we go through the door, that’s when the magic happens. If we just set up the product for people, which we do about half the time, we get a decent NPS 87. But the more we engage, the more we offer solutions, actually the more people buy solutions, the happier they get. Our NPS goes up with each solution added in a visit. That’s where we know people want a retail experience in the home, because they are happier with the deeper engagement. Now, we operate mobile stores for some of the world’s most beloved companies. I made the decision when we started Enjoy that we would be a B2B2C company for a lot of reasons. But mainly because it was such a big opportunity. Now these are the largest companies in the world and they’re all trying to navigate a future that’s becoming increasingly digital. You know our first partner – our longest serving partner is AT&T. We’ve been working with AT&T for years. They have 180 million subscribers. That’s a lot of people to serve. In the U.K. we partner with BT & EE, they’ve also invested in Enjoy. Well, they’ve got 30 million subscribers and they’ve got a 30 – 40% market share depending on the product in the U.K. In Canada, we partner with Rogers. Rogers is a 100-year-old plus Canadian company that has been serving the country for years. They’re beloved as a family, as a company, as a great community partner. They have over 10 million subscribers. And recently, just a year ago, we launched with Apple, the world’s most valuable company with customers throughout the globe. They have over 1.5 billion active devices. By Enjoy partnering with some of the world’s best companies, we can build a great business. And today, we serve everything they offer. We carry every hardware product and have access to nearly every accessory and most importantly the services and subscriptions that they care about. With Apple, you can get a new phone with Enjoy. You can get a new Mac. You can get an iPad. You can get a watch. And you can get all of the accessories you care about. And you can buy them in the comfort of your home. But what makes us most unique in a business, it’s not just about the business strategy, it’s about the business model, and we have developed a business model that leads to win-win economics. And it also leads our partners to want to serve every customer they can with an at-home retail experience. And when someone buys a product from one of our partners, they order it online or they order it through a call center, our partners keep all of the gross margin of that. They deserve it. They found the customer. But then when we deliver the experience, that’s when we start to earn our money.

Ron Johnson:	Our partners pay us a delivery fee. Some include a modest set-up fee because that’s an experience that creates great value. You know, whether FedEx delivers it or Enjoy delivers it, there’s a cost to delivery and they’re happy to pay us that. When we set up a product we start to save money for people because when you set something up, returns go down. Call center costs go down. You know, good things happen and our partners will share us a little bit of that because they can measure it. But the magic is when we deeply engage with customers, when we provide a shopping experience, customers buy more. That’s all incremental to the purchase they had online. And our partners are glad to share the incremental returns with us. That is the retail model that’s been going on for centuries, right. When you buy something in a store, part of that gross margin goes to the retail partner. And that’s how Enjoy works. As we add subscriptions and services, many of these really high value, our partners share that with us. So, it’s win-win economics because every time we sell something in the home, as we saw, it achieves that great NPS. Our partners are winning too. So, we turn what is a cost center into a profit center for them because it’s an incremental chance to engage with customers. Win-win.

Ron Johnson:	Now, what’s interesting as well though as you move beyond the business model for our partners and for Enjoy, we have a business model that has nearly zero customer acquisition cost. Our partners drive their customers to us through deep integration. That integration happens online with every partner. And it’s really hard to do, you’ll learn about that from Kunal a little bit later. It also includes our call centers, because when the people call the call center, they can say “well let me make an appointment and have an Enjoy expert bring that product to you.” With some partners, it also includes their stores. Because it’s not that uncommon I go to a physical store and the exact SKU I want isn’t in stock. Or our partners can look online in the store and say “well let me book an appointment. I can have someone race you home and bring that product to you.” We’re fully integrated with our partners, so we get customers at nearly zero customer acquisition cost.

Ron Johnson:	So not only is our business model low cost from a customer acquisition, it’s incredibly asset-light. Asset-light provides great economic returns, great return on investment, but also allows for rapid scalability. Every time we open a city, there’s three core things we need. We need a warehouse, where we house our inventory, our stores, and where our people need to start the day. We locate these in kind of industrial office parks. They’re about 15,000 square feet each. They’re very low cost to rent, especially compared to high street retail, and in these warehouses, we house our mobile stores, we house the inventory from our partners, and we have a small meeting room for our teams. The mobile stores that we take out into the marketplace every day that we operate are fully leased. They’re outfitted like a warehouse on wheels, but they’re leased, so they’re asset light. And our inventory is all consigned from our partners. And so, we’ve got an asset light business model that delivers the best ever retail experience.

Ron Johnson:	And we have now built the infrastructure, both physical and technology, to unlock incredible new revenue streams for our partners. We today can serve 50% of the population of the United States, Canada, and the United Kingdom with our existing warehouse structure, mobile store reach, and business partners. This is extraordinary. We’ve built that over the past five years. People ask, “How does it work?” Well it’s really easy. Imagine the store comes to you as soon as today. You just go to our partner’s website, through all of our APIs. When you get to the shopping cart, it says I can have a visit, just pick a two-hour timeframe. Once that decision is made, we take over for our partners. We do the email communication, the status updates, in a modern way like Uber or Lyft so you know that someone’s coming on time. Just before the visit you’re told who your expert is, and then that expert comes and delivers the magical retail experience in the home using technology, point-of-sale systems provided by our partners. So that the customer it’s simple, it’s seamless, it’s almost too good to be true.

Ron Johnson:	But it’s really hard to do. The simplicity of the experience to the customer and for the partner is driven by a highly sophisticated, proprietary set of technology, APIs, apps, and systems. You know, what we do is really hard, you’re going to learn about that from Kunal. But we have to integrate with the world’s biggest companies. We have to integrate with their customer service systems, their inventory systems, their point-of-sale systems. Everything they do to bring this to life for our customer. But then we don’t have to just route people in the market like Uber and Lyft, we have to route them with inventory. So in real time, we know that the inventory is with the right expert, that they’ve got a slot in their schedule, and we can get to your home in the right amount of time to meet a commitment. It’s really hard. We’ve got amazing inventory and logistics systems. But even harder than that is how do you navigate with modern retail tools to deliver that 88 NPS that creates great economic value for our partners and for Enjoy. And we do that through our expert app. The expert app is what our employees use to schedule their day, to navigate their day, to communicate with their teams to serve the customer. Huge technology moat that we’ve built at Enjoy that underpins the great experiences that we deliver. And we’re in the very early stages of adoption. You know when you look back now, it’s been about thirty years for e-commerce, for to-the-

door commerce at home to grow to nearly 30% of retail sales. That’s a huge thing, and it’s going to continue to grow, but it’s taken a long time. Right now digital strategies are rapidly evolving. You know during the pandemic, food delivery went from 2% of restaurant sales to nearly 10% in about a year. Wow, people are ready for change. And with Enjoy it’s going to go even faster. Because we essentially are showing up as a choice in the e-commerce platform. So many of our partners, 30% of their business is already being bought online and now customers have a new choice, and they just got to direct people to Enjoy. So we expect rapid growth in the years ahead.

Ron Johnson:	And we’re doing that with an amazing team. You know, one of the keys to success is the people on the team. And we’ve got a great team. It combines the best of these technology companies, largely in the Silicon Valley, with some of the great experience companies with some of the great consulting companies. We’ve got a great team from all walks of life, and we work together very, very closely. This is the A Team that’s going to produce A results. And you’re going to hear from several of them today. Today, you’re going to hear from Fareed Khan, who joined us at the beginning of the year from Kellogg’s and other public companies. Now, Fareed is our CFO, but he also helps with our operations. Our Enjoy houses, our logistics, he’s got a big job at Enjoy. You’re going to hear from Melissa Bates, who’s our Chief Strategy Officer. Melissa’s been with us for nearly five years. For a long time, she launched our business partnerships with AT&T and BT and Rogers and she’s our Chief Strategy Officer. You’re going to hear from Kunal Malik, who joined us as one of our first ten employees. You know when I was planning the company and Marc Andreessen invested in our seed round, he said “the most important hire is your CTO.” Every great business needs a great technology team and people follow the leaders. Well we are sure lucky to have gotten Kunal years ago. The Andreessen team identified him for us, helped us place him, but he’s been part of the secret sauce for Enjoy. That’s another person you’re going to hear from, Anil Ganham. Anil is this amazing person. He spent nearly a dozen years I believe at PayPal, but came over to lead our data teams, help put together this amazing data infrastructure but then recently took on the role as our Chief Revenue Officer. And you’re going to hear from Anil today as well. I look forward to you getting to meet some of these leaders, but they’re just the people you’re going to meet today. We’ve got great people throughout Enjoy, that’s one of the great privileges to lead a team like this.

Ron Johnson:	So in summary, let me just share the investment highlights that I think are really important to you as you think about a long-term investment in Enjoy. Number one, incredibly disruptive business model supported by secular tailwinds and high growth. The world is moving to home. Commerce is moving to the home. Digital shopping continues to grow. To believe in Enjoy you just got to believe that some people want a through-the-door experience. And those experiences are going to be exceptional. They’re going to be personalized for every customer, delivered by our passionate full-time Enjoy team. We’ve got deep relationships with some of the best companies in the world – AT&T, Rogers, British Telecom, and now Apple. We’ve got an incredibly proprietary technology platform that underpins everything we do. That’s a huge moat for others to try to compete in this space. We have many levers for growth, primarily for our existing partners. But also with new partners in related categories and new industries. We’re exceptionally scalable. It’s a business model that has no or literally no customer acquisition costs, is incredibly asset light. With the infrastructure in place to leverage, so most of that capital can be deployed to our new initiatives. And, you know, it’s led by a team that has deep retail expertise. I’ve been working in the industry since the 1980s. I’ve watched all these new channels developed. I was there when Mickey invented the modern specialty store called the Gap and The Limited follow the playbook. That lasted for a good twenty years. The combination of all of these things make Enjoy a great investment. And now I’d like to help you learn more by going deep.

Ron Johnson:	Let me turn it back to Melissa. Melissa is the Chief Strategy Officer at Enjoy. She joined us over 5 years ago from McKinsey and has served in multiple roles. But today she’s going to talk to us about our business partners and the customers we serve. Every company has stakeholders that we have to hold dearly to. Our business partners enable us to build a great business. But ultimately, it’s the customers we serve and the magic we deliver in a visit that truly matters. So, Melissa, why don’t you get us up to speed on the important topics.

Melissa Bates:	Thank you, Ron. As Ron shared, I’m going to talk to you about our partners and our customers. These are two incredibly important stakeholders for us at Enjoy, and I cannot wait to share more.

Melissa Bates:	I’m going to start with partners. Why do our partners work with us you might wonder? There are three primary reasons. The first is really important. We increase revenue for them. We help them grow. Second, we improve the customer experience. And third, we actually also reduce operating costs. I’m going to go into more detail on all of these in the following slides.

Melissa Bates:	How do we increase revenue for our partners? We do that through a variety of ways, specifically selling more to customers and increasing velocity by serving more customers. Selling more to customers includes two components. First it is in-visit sales. As Ron talked about, we turn every digital online purchase that chooses Enjoy into an incremental sales opportunity for our partners.

Melissa Bates:	We do that by bringing the store through the door. We have accessories and hardware available for the customer to purchase. We also sell subscriptions and services as well as device protection. All of these, we only do to better meet the customer’s needs. And when we uncover a customer need, we are able to offer these solutions on the spot using the same partner point of sale device that any customer would get when they walk into a store of one of our partners. Additionally, we create an incredible opportunity for our partners to reach more customers through cross partner selling. In terms of increasing velocity, when you think about it, as we increase the number of visits per day that we do for our mobile store, we also increase the opportunity to sell to more customers because each mobile store is seeing more customers in that day.

Melissa Bates:	Additionally, as we increase the number of stores that we have on the road, we do more visits and we help our partners grow. So as we serve more customers, we are able to sell to more customers and create this incredible customer experience.

Melissa Bates:	How do we actually earn money? Anil and Fareed will go into this in much more detail, but first I’m going to talk to you about how our partners earn money and gain revenue because of Enjoy. There is incremental revenue through Enjoy on the three areas we just talked about, specifically hardware and accessories, subscriptions and services, and device protection. Every sale we have, we have the same potential in helping solve these customer’s needs as you would have in a store. Online — people are not adding additional products and services and especially not services, they’re going in and they’re buying the product that they want.

Melissa Bates:	However, Enjoy turns that into a store experience. So we are able to uncover additional customer needs and sell the services and make sure that our customers actually understand that our partners have these services to offer. For example, on a one of our world-class partner websites, you may not notice that there is a additional media service that you could buy. However, because of our Enjoy expert team, we are able to help customers understand that we can meet that need that they have by selling more. As a result of these incremental sales that we do in visit, we can turn this online channel into the same type of deep engagement, enriching experience as our partners are able to deliver in the store.

Melissa Bates:	And customers absolutely love this. As Ron shared with you earlier, we have industry-leading NPS, and really importantly, our NPS actually gets better the more we sell. So if you look at the chart on the right, the number of solutions that we offer in visit, we actually have higher NPS when we offer four or more solutions in visit than if we just offer none.

Melissa Bates:	And we’ve been talking about the customer experience, which is incredibly important to us and here we’re talking about how carriers will say that we have improved their NPS. So for example, the Enjoy service has 13% higher customer service than in store. Additionally, people view this as a game changer and our NPS is higher than in store interactions. Like I already talked about and importantly, significantly higher than online interactions. We have a service that is incredibly sticky, it increases retention, and we reduce the risk of a customer churning later.

Melissa Bates:	We also reduce operating costs for our partners. So we have proven that because Enjoy sets up the device, we have lower returns and lower calls into support because we have gotten the customer up and running on their device and their product, and they know how to use it, they have the full functionality and utilization of the device, and all of their contacts are transferred. We also make sure it’s working up on the spot when we’re at the customer’s location. Additionally, we reduce fraud, and we do that through additional safety and security checks, as well as checking ID at every visit. In addition to that, we expand our partners’ reach without the need for them to open more stores. As you all likely know, a retail store footprint is incredibly expensive. What we do is we enable our partners to expand and support their digital transformation without having to lose their growth trajectory. In other words, through Enjoy, partners can shift their customers online and support what customers are already doing, which is buying online, while still maintaining their significant growth trajectory and goals.

Melissa Bates:	We are deeply embedded with our partners based on trust. This trust is incredibly important and creates a really unique value proposition about Enjoy and is incredibly difficult to replicate. How many other companies do you think our world-class partners would hand their customer experience to? I can’t think of any. We do this because we have deep technical integrations that work. We have an incredible trusted expert team that is really trained as Anil will discuss with you. We have consigned inventory, so our partners have consigned their inventory to us because of all the systems that we built. Additionally, as I mentioned, we use the same point of sale device that our partners have in their stores. So they’re giving us their customer data and their last mile customer experience. Again, this would be incredibly difficult for any other company to replicate and is a huge part of our moat.

Melissa Bates:	What does this mean for Enjoy? We have a significant growth opportunity with our current partners. Our TAM, as Ron and Fareed will share with you later, is with our current partners alone in our current regions is $48 billion. Additionally, when you add the carrier and consumer electronic industry in the developed world, it increases to $217 billion. Given this, we have a huge opportunity in our current categories and importantly, with our current partners. In fact, we have less than 1% penetration with our current partners’ TAM. Therefore we have a huge opportunity to grow, and there is huge white space with our current partners. And these are incredibly sticky partnerships for all of the reasons we just talked about. We’re driving incremental revenue that would’ve just been a drop at the doorstep, but instead is turned into a sales opportunity. There is an incredible experience that our partners get a brand halo fund from. There’s a differentiated offering for customers. They can’t get this through any other service. We have deep integrations with our partners, as well as their technical teams from their operations to their systems. We also have multi-year contracts with most of our partners. All of these, and the fact that our business model creates incremental revenue, as well as reduces costs for our partners, make us incredibly sticky and just cement the moat that we’ve developed.

Melissa Bates:	I also want to talk to you about our customers because our customers are why we are successful. Without this incredible customer experience that we’re able to create, including the lifetime NPS of 88 that Ron talked to you about, our partners would not be interested in this service. Enjoy is for everyone. Ron shared this with you earlier, and I’d like to share a little bit more about the demographics and who our customers are. As you will see, 81% are aged 18 to 54 and our average age is 43. The income is $108,000 a year, and we have a very tech forward group of customers. This is for everyone. If you think about who is buying online or through call centers from our partners, that’s who is choosing this service. And that’s because we offer a through the door commerce at home experience that meets almost everyone’s needs. We are efficient with people’s time. We get them up and running faster than they could do on their own. And we are convenient. They can pick a two-hour window as soon as today and get this incredible through the door experience. And it’s predictable because they don’t have to wonder how long it might take in line at the store.

Melissa Bates:	As I just talked about, Enjoy really delivers on what matters most for the top considerations that customers have. So, when they’re thinking about how and where to buy a smartphone, they think about online versus in store normally. But if you look at it, Enjoy actually delivers on all of the things that matter to customers. So, we are as convenient and time-saving as drop-off delivery, as well as being as easy as it is to purchase a phone in the store. This is really important because as you will see on the right-hand side of the page, in store is currently the predominant place where people buy their technology. However, because Enjoy delivers across the board on the top considerations for customers, we know that we are only in the very early stages of adoption, and we are expecting incredible growth as more and more customers learn about Enjoy.

Melissa Bates:	As Ron shared with you, we offer a holistic solution for customers. We do everything you can do in a store. And we have tailored this to a one-on-one experience where we can meet the customer’s unique needs of that moment. And customers absolutely love Enjoy. So, as you will see here, where there are many reasons for this love, there’s unrivaled convenience, as we’ve already talked about, they have a trusted advisor who can help them. They will feel secure, but importantly, they also get up and running on their device and get all of their technical questions answered as well as their additional needs met. We can also help their children or their family members who are in the home get up and running on a new device on the spot as well. We do that every day. Additionally, there is additional security compared to when you might get your product just dropped off at the door without anyone checking for an ID.

Melissa Bates:	We also know that customers have a desire to use Enjoy again. The vast majority of customers who experienced Enjoy, want to use Enjoy going forward for all of their device purchases. And as we’ve talked about, our 88 lifetime NPS is three times higher that of the carrier industry, but don’t just take it from me. You can read it in our own customers’ words. And I read these reviews every night. I see all of the customer reviews that come through and they blow me away every time, I cannot believe our experts are able to create such incredible experiences every day. As you will see in the first quote on here, “All the benefits of in-store shopping with none of the negatives.” Additionally, we don’t leave customers in the lurch. We make sure we solve all of their needs. So these reviews are incredible and you will hear more customer reviews in a video shared later today.

Melissa Bates:	This matters for Enjoy. It matters for our customers. It matters for our partners. We have an incredible value proposition to customers. Our customer experience is incredible — 88 lifetime NPS, and it gets better the more we sell in visit. And we have additional products and services to solve our customers’ needs on the spot. That is why Enjoy is so important to our partners because we are creating this experience, as you all know the better the experience, the more likely you are to sell. Customers walking out with massive bags from a retail store, usually have huge smiles on their face. Same thing for Enjoy, except they don’t need to travel home. They’re already home.

Melissa Bates:	And with that, we’d like to transition to a short break, during which we will share a couple of videos.

Video – Partner Testimonial, Marc Allera

Marc Allera:	It’s a really really important part of our service and brand experience to have a team of experts that can work in customers’ homes and set up devices and help them with all their connectivity needs. And overtime as well we’ve been working on building more and more solutions that the team can sell as well. The NPS from customers, the customer satisfaction rating is really high. It’s one of the most important visits we can do and we know that that’s leading to increased loyalty and also increased propensity to buy more services from us as well. So we got what I would say is a great foundational level of service and solutions sales capability already. But when I think about a customer who has 15 or 20 devices connected in the home today and you fast-forward 3 or 5 years and that’s a hundred devices and there’s just so much complexity not only on the device side but also on the platform side, software side.

Marc Allera:	As we work together to deal with that level of complexity and and your team have just more and more options available to customers that are served by us I think that’s, that’s the area where we’re both pushing each other to see how far we can go. It’s very often, we encounter customers in the store who’ve got somewhere to go and they have a defined time limit. Whereas, if we can visit them in the store, we talked about this thing. Whereas we talk about it as the store comes to you. It’s a much more relaxed environment for the customer. It’s much easier to identify their needs, because you have a lot of visual clues around the house and perhaps getting to know that person even better than you would do in a store environment. The customers, calmer, more relaxed, perhaps more open to a conversation. So it’s been it’s been very successful, yes. And I always felt that because the service that we’re offering through Enjoy is so integral to our brand experience, I thought it was important that we put our money where our mouth is and also, took a stake in the business to demonstrate within our company, to the market, you know how important the partnership is, and how long term we’re thinking as well. It is very rare that we do take equity stakes in partners but this is one that is so core to what we do it was a relatively easy decision for us to make that leap.

Quick break.

Video – Enjoy Customer Review – Various Speakers

Video:	I’m Gracie

I’m an Expert here in the San Jose Market

And I’m going to be reading customer reviews

Ooooh how exciting

Tori is so down to earth yet professional and makes sure to take care of her clients.

Great service, great guy, very caring and helpful. Professional and courteous.

I know exactly who this is. And she is now an expert here.

Gracie was very easy to talk to, communication with customers is very friendly.

Aww.

That is so sweet.

She was the best. Better than going to the store.

That makes me happy. I really do like that

He was a great pleasure. If I could rate him 200 out of 10, I would.

I’m not a math guy, but uhh I think that’s pretty good.

Fantastic customer service and love the store on wheels concept

She literally brought me the whole store experience.

I had extras that I was able to purchase without having to run to the store

I love this new idea of bringing everything to the home

That’s what we do. That’s what we do.

It’s really nice that they see all our effort.

At the end of the day, what Enjoy is all about is we want to bring joy to our Enjoyers.

It it really is kinda what brightens up my day, every day.

Melissa Bates:

Thank you for staying with us. Next up we have Anil Gandham our Chief Revenue Officer. Anil is a brilliant data scientist, systems architect, and business strategist who comes to us from Paypal and eBay. Anil has been with us since the beginning and has been instrumental in creating Enjoy’s culture, ensuring we hire the right team, and driving our operations. Enjoy is deeply dependent on building the right team of experts and we are lucky to have such a multi-talented individual on our executive team helping ensure we do just that. And now I will turn it over to Anil.

Anil Gandham:

Thank you, Melissa. Hello, everyone. My name is Anil Gandham. I’m the Chief Revenue Officer at Enjoy. My responsibilities include looking after revenue and Apple partnership. I joined Enjoy in March 2015, and prior to that, I worked at PayPal for 12 years. Today, I would like to start with by introducing a quick video, which provides a glimpse into Enjoy values and culture.

Video – Enjoy Culture and Values—Various Speakers

Video:	And this is days until the world starts to Enjoy.

I’ve always wanted to work at a company where I felt heard and respected.

One of the things that we talk about when it comes to personal development, is that when your work works, your life works.

The people that I get to work with day in and day out, make it so worth it.

I think I have a connection with, I want to say, everybody here.

We might have different needs and different ways of going about things but we’ve got the same core values.

Kindness is embedded in everything we try to do at Enjoy.

Take a stand and show our people and show the world, our name is Enjoy, and we believe in Justice.

Enjoy is the first place I’ve ever worked, where I’ve felt truly comfortable expressing who I am no matter who the audience is.

Rogers believes Enjoy is the best path forward for Canadians to experience their products.

The only way that we have gotten to where we have gotten is because of the people that we have hired.

Welcome to Enjoy. Welcome to the family.

You work together with the team, and you really define what you want to do, how you want to make an impact.

Pretty much anything that I can do to help as a Home Tech expert, everything under the umbrella and more.

A lot of people thought, like, wow did you guys come out of nowhere? Well no, it’s kinda been in the works for like 6 years and we’re just rapidly changing every day.

That’s why it makes it really unique and really rewarding.

Anil Gandham:	Hope you liked the video. At Enjoy we work and live by our values and these are our core values. The kindness, the growth mindset, the winning together, the experience obsessiveness and justice. From day one, we are committed to creating the best jobs possible in this mobile retail world. And we believe we were able to do that while sticking and practicing these values on a daily basis.

Anil Gandham:	At Enjoy our experts are the center of the universe. They are the face of Enjoy, and they come from various backgrounds. But there are some common attributes across these Enjoy experts. That includes the passion for their technology, them being problem solvers, and truly make that human connection with our customers. And more importantly, enough experience with sales. Of course, for each employee along with our experts, we provide a great career path. And at Enjoy the fun thing is, we were able to figure out how to make it all connected to provide this world-class customer experiences. For example, for a career path of expert could include, expert, captain and a coach.

Anil Gandham:	An expert is the one who interacts with our customer on a personal basis and provide these amazing experiences. The group of experts report to a captain who in turn is responsible for that Enjoy market or Enjoy house. Captain’s responsibilities include, of course, managing the team, hiring great experts, the entire financial performance of the house, and of course, the development of our experts. Multiple captains report into a coach. A coach is responsible for more than one market. Their responsibilities includes, setting up the strategy and vision for those markets, maximizing the performance of each of our experts and the captains and drive the overall roadmap.

Anil Gandham:	The beautiful thing is, we also were able to figure out how to make our field extremely connected with Enjoy headquarters. And we did that by using a lot of technology and data. I will touch a little bit in my slides, but when Kunal comes and presents our technology slides, he will deep dive into that aspect as well. Let’s talk about Enjoy’s employee compensation. When we started this, Ron is very clear that we want all of our employees to be full-time, which includes our experts. All of our employees are full-time with stock and benefits. Our experts work a four-day week. They get to pick four shifts and a 40-hour week. And the best part, they can set their own schedule.

Anil Gandham:	Somebody can work Monday, Tuesday, and Saturday, Sunday, if that fits their lifestyle better. That gives them a lot of freedom to make sure their work life and day life balances out. And of course they operate in connected teams. They interact with their peers, their captains, their coaches and HQ constantly throughout the day. And of course, we invested significantly in their development and in their career paths and that’s what makes this job really fun. When it comes to their compensation, it involves three major components. It starts with their hourly base, on top of that they can earn a variable pay based on their performance on certain core KPIs. And then, of course, loaded with benefits.

Anil Gandham:	Well, how do we source our Enjoy experts? Obviously this is our product. We are extremely careful in this process and we believe we have something unique at Enjoy on how we go about selecting our experts. To start with, there are some basic qualifications which includes the premium retail or hospitality experience. And, of course, I shared some certain attributes we look for what makes an Enjoy expert tick. While doing all of that we ensure that they are aligned with our Enjoy culture and values. Once we hire an amazing expert, we invest a ton in their onboarding. This is one of the IPs at Enjoy, okay.

Anil Gandham:	We invented our own onboarding process because we just can’t buy something off the shelf. It just doesn’t exist. Because of what we ask out of our expert is very unique. The onboarding process involves four components. It involves, to start with, in week one, Enjoy immersion. This is where we truly celebrate our Enjoy culture and make sure every employee and expert goes through this. By the time of the end of the week one, every expert knows what it takes, what it means by Enjoy culture and values. Week two involves partner immersion. This is when we talk and teach about partner tools and technologies that our experts needs to use to provide these amazing experiences. Week three involves product immersion. This is when we talk and teach about various products like a phone, a watch, a tablet, so on and so forth.

Anil Gandham:	The common theme across all these weeks of immersion is customer immersion. How do you take all the pieces that we’re using to put together and provide that amazing experience? This customer immersion involves a shadowing. Where they can participate in a visit while driving along or following along with another expert.

Anil Gandham:	Some of the ongoing development things includes, the daily huddles. This is when the teams come together to celebrate their success from the past days, and the learnings, and the plans for today. We also heavily invest in in-the-moment training or coaching.

Anil Gandham:	So what does a mobile store consist of? We talked about our product, which is our expert. Along with our expert, we need inventory. All the inventory that Enjoy carries is 100% consigned. This includes what the customer purchased, but everything around that particular product, which can truly offer a full mobile store experience. And, of course, along with an expert and the inventory, the other critical component is our Enjoy vehicle. Imagine a mobile store as a warehouse on wheels. And we secure all of that by using world-class technology to keep our experts safe and inventory safe.

Anil Gandham:	This is a classic example of what a day in the life of an Enjoy expert and mobile store looks like. Everything starts at Enjoy house. This is where the teams come together in the morning, get together, celebrate their success and strategize the plan for that particular day. Once the Enjoy experts leaves the house, they get to know what their first visit is at, and that’s when the magic starts to happen. The first step is an amazing pre-visit communication or “PVC.” PVC is where we establish that human connection with our customers. PVC is utilized to set expectations with our customers, but also importantly, learn the customer needs.

Anil Gandham:	This gives them unique opportunity for our experts to plan their visits really well. After the PVC, they have the ability to quickly check in with their captain to strategize for the visit and then go perform an amazing visit. And post-visit, we create a bunch of fun tools for our experts to celebrate with their peers, their captains, and coaches, whatnot.

Anil Gandham:	So as you can see in this picture, an expert gets to do variety of visits, across variety of products, interacting with different types of customers. But I also would love to share how this all needs to come together and give us an amazing opportunity to generate revenue as well. Within a visit there are many things that we have ability to sell. And, of course, we sell the things that matches 100% what customer needs are. Every visit gives us an opportunity where we can earn commission for delivery and set-up. Set-up is, how do we ensure that we got the best out of the customer’s product? The one that they’ve originally purchased.

Anil Gandham:	Once we take care of that, then we will try to match the customer needs with other products that go along with that particular product. That may include protection. How do you protect this amazing device that you have invested in? We sell protection plans where Enjoy can make commission out of that. We provide hardware and accessories where Enjoy can make commission on top of that as well. And, of course, we have ability to sell services and subscriptions. And we not at all need to do all of this in every visit. If we can do one of this and match that with the customer needs, we can make ample revenue. And that’s what makes this model really tick.

Anil Gandham:	Since Enjoy’s model or mobile store is literally warehouse on the wheels, we can cover lot more area, lot more coverage, lot more customers. What you see on this slide is an example market or one of our markets. The shaded area is all the coverage we are covering using our mobile stores. In this particular example, we have one Enjoy house in the center of this coverage area, and we send the mobile stores out every day morning to cover all of that. That includes up to 5,000 square miles and 6 million population.

Anil Gandham:	That is the strength of the Enjoy coverage model. And when it comes to our Enjoy warehouse or Enjoy house, it is very lightweight again. It basically has three things. A place to securely store our inventory, our consigned inventory from our partners. A place to securely store our mobile stores, our vehicles. And a place for our experts to hang out. This is the place where we breed the culture. Right?

Anil Gandham:	And finally, this is an example of how we are able to scale so quickly. On average, it typically takes us around 2.5 months or two and a half months from the time we sign the lease to the time we can perform visits. And it includes various milestones like receiving the inventory, connecting back to our systems, hiring all of our amazing experts, onboarding them in these beautiful Enjoy houses, and then go out and perform awesome visits. And that’s what it takes. Right?

Anil Gandham:	I hope my presentation really landed the points around why we have been successful, why we have been able to scale so quickly, and a little bit more insight into our people and culture. Now I will hand it over to Kunal Malik, who is our Chief Technology Officer. Kunal has been with Enjoy literally from day one, and he’s the heartbeat of engineering. They have developed some amazing tools and technology that really brings all these things together. I truly hope you enjoy his presentation as well. Thank you.

Kunal Malik:	Thanks Anil. It is so great to be here today. Hi everyone, my name is Kunal Malik. I am the Chief Technology Officer at Enjoy. I’ve been with Enjoy since its founding and prior to Enjoy, I was the CTO at the San Francisco 49ers and before that Director of IT at Facebook. I honestly believe everything I’ve worked on until now leads me to this, from building proprietary technology for scale to creating unique and personalized customer experiences. I’m honestly very lucky to be here. Let me start the day today with showing you a video, “What a day in the life of our technology looks like.” Here it is.

Video – How The Enjoy Technology Works

Video:

Now that you’ve seen what it looks like for the customer, let me take you behind the scenes of the technology we’ve built to bring it to life. It seems easy on the surface but whoa whoa whoa. There are actually millions of lines of bespoke code that power the Mobile Store Experience.

It starts with our commercial partners. We’ve built deep, trusted relationships, so much so that we are integrated in their systems, their checkout flow, and handle their inventory to create the mobile store experience. In order to pull all this off, we’ve had to build a lot of technology from scratch.

As customers make their purchase they can choose to have their product hand-delivered and set up. They end up getting the full store experience in their home. It looks easy on the surface, but behind the scenes our systems are checking real time inventory levels, customer location, Expert location and Expert availability, all with a 70 Milliseconds. I mean, that’s faster than you can click the buy button!

For the customer, it’s a seamless experience. We pair inventory that is constantly moving with our Mobile Stores and our partner websites to reflect real time availability to our customers based on their zip code.

Every day at Enjoy, our teams come together in our locations we call “Enjoy Houses.” This is where we house and stock our vehicles and send our experts out for the day And there are over 80 of these locations across the US, Canada and the UK.

The Expert app is something we built to let the Expert focus on what is important – the customer experience. We’ve packed the app with intelligent routing systems, workforce scheduling, inventory management, and communication tools to stay connected and optimize movements while out on the road and in the field.

Even though our team members are out and about delivering Visits, our goal has been to create the most connected mobile workforce possible. Our managers have the ability to see where their team members are, know what step they are on with the customer and provide coaching moments, if needed, all in real time.

Having the right products with the right Experts is crucial to our success—for the customer it’s like having the store to yourself, but it’s at your house. So our inventory systems pair the knowledge of anticipated purchases with intelligent routing to have the most complimentary products on hand for each individual experience.

Our C-Suite team is closer to the experience than ever before because they meet with our field teams six times a day, seven days a week. Our Data systems help Field Leaders set daily goals that are fed into the Expert App with Experts getting real time feedback when they’ve hit their goals -This has really driven performance and it’s all been built in house.

What you’ve just seen is how data, apps, systems integration and Enjoy experts come together on the backend to make the Mobile Store experience happen. We’ve been building this custom technology for over seven years, and are continuously refining it, making it more effective every single day.

We believe the future of retail is quickly moving into the home, and the experiences we provide are powered by our proprietary technology. It’s dynamic, intelligent, and adaptable to all the complexities of the modern retail environment – that’s our competitive advantage.

Kunal Malik:

I hope that was helpful. Today, I want to spend the rest of the time to take you through our technology journey, highlighting some of the milestones we’ve achieved to scale Enjoy. Technology underpins everything we do. We are committed to leveraging technology as a competitive advantage. But premium brands need more than just relying entirely on software. It is the human connection, combined with the best digital experience that makes premium brands special. Our job is to build a perfect balance between deep human engagement and the technology that powers a frictionless experience at scale. We have invested the last seven years in a pursuit of deep collaboration with our partners. And along the way, we faced many challenges, which became our opportunities. And we are proud to have earned the right to integrate our systems deeply. Today, we find ourselves being fully integrated in every system that has a customer touch point, as well as with mission-critical back office systems and supply chain systems.

Kunal Malik:

Getting the customer experience to be simple and easy is a hard problem to solve. We have built a robust technology stack that reduces friction, both in the initial online checkout process and in expert engagements in the customer’s home. We are passionate about customer experience. We often run small pilots and use experimental psychology to settle on the best user interaction models, and then mature and scale the technology to power that experience. Lastly, but certainly not least, we have built our technical stack to be agile and capable of adjusting to new business opportunities or even changes to our business model. We have evolved a lot in the last seven years. We truly believe sky’s the limit and that commerce at home will be the preferred buying experience for many premium product segments. To do that, I want to create two distinctions. We have built two major areas of technology at Enjoy.

Kunal Malik:	One is our data platform. Second is our proprietary software. Lots of companies call themselves data-driven. For us at Enjoy, it’s about efficiency. We have empowered our employees with data right from the start. This enables informed creativity, which is imperative when looking to enable an entirely new customer experience. To power this data stack, we built our own proprietary data warehouse and also a query language. You must have heard of something like an SQL. We built our own query language because we wanted to move fast. And the proprietary data warehouse is one where, think of it as the hub. It’s the hub that controls the entire universe of Enjoy. All data sources that we built, all proprietary systems we built, funnel into this one giant data warehouse. Our data team is made up of highly seasoned veterans. Some of these engineers come from companies like Facebook and PayPal.

Kunal Malik:

For them, this is like reliving their childhood, where getting data right at the get-go is so amazing because we don’t have to catch up. During the merger due diligence process, our partners at MRAC rightly asked the question, “How hard would it be for someone with deep pockets to replicate this technology?” The answer that an independent technology consultancy arrived at, was three plus years. Well, that’s a lifetime in technology. It’s not the way I think about our advantage. The way we constructed our mode was by creating a platform that enables us to scale and innovate rapidly over the long haul. We are certainly not standing still. So I do not spend a lot of time worrying about whether someone can catch up to us. Our job is to keep moving forward fast. And we built the platform from the ground up to allow that speed of innovation and keep raising the bar on our proprietary technology capabilities.

Kunal Malik:

Now, let’s shift gears and talk about our proprietary software technology. The slide you have shows you simply an end to end stack in a way that’s more digestible. We divided this into four pillars. Now I’d like to go into depth in each one of these pillars. So let’s go in. Number one, our integration strategy is like a marriage that’s deep-rooted, where Enjoy and partner systems become one with each other, delivering a seamless customer experience. What that means is that customer experience feels like one continuous premium fabric that was tailored for their needs, never a feeling that they got handed off to a third party. Our integration fully encompasses all retail channels our business partners might have, including their website, their physical stores, their authorized dealers, even the call centers that might do customer service, and much more.

Kunal Malik:

Our secret sauce in making this all happen is the framework of the APIs, but also our adapter approach. We have the ability to customize and do changes on our side without impacting our business partners. So in other words, as we go deep, a lot of times we have to validate hypothesis. That validation comes by running pilots and running tests. Our adapter approach works in such a fashion that we can run all these tests without any changes to our partner systems, giving us the ability to provide the proof points and have you go into the next level of a relationship. Lastly, we never started with the marriage. We earned our way through building trust each step of the way. Like I was giving you an example of building these pilots. At every step, we’ve given proof points of how we can perform. And those numbers and performance have spoken for themselves, which is why we’ve gone deep.

Kunal Malik:	I’d like to split this into two buckets. One, the time to onboard a partner, which is the work we need to do to get their systems ready. And the second is, the time and effort required for Enjoy technology teams to integrate and test and launch. We’ve come a long way with the amount of work our engineers need to do. With each incremental business partnership, we’re now just under three weeks. We’ve pretty much built everything to launch a partnership, and the effort to do the customizations we discussed is that timeframe that I outlined is three weeks. This is ready for prime time. So our focus now is to continue pushing limits to reduce the time it takes our business partners to onboard with our technology stack. We stay committed in helping each partner with its unique needs, and Enjoy engineering is in a constant pursuit to shorten these timelines.

Kunal Malik:	We often don’t see the issue with the integration, we see the issue with the readiness. An example of that would be partner systems not always ready to transact in real time. An example would be fraud. Fraud is an offline process for most e-commerce companies, where it could take a day to four days to finish the processing. And then it goes to shipping. We need that to happen instantly, so we have built our own fraud check systems that help the partners run faster. So let’s talk about the second pillar. Scheduling and writing for us, is like playing the game of Tetris, where demand is the falling blocks in all shapes and sizes, and supply are the available spaces where we can put them. Now, imagine this game is being played by a supercomputer and making decisions in a fraction of a second, and those decisions have to be very precise, making the blocks fall precisely together, creating the best possible outcome for our experts’ day.

Kunal Malik:	Our third pillar is mobile inventory. We built this engine from the ground up. We needed to operate the last mile, so our experts can go from one visit to another visit without the need to pick up products. I want to talk more about smart packing because it’s a key innovation in our mobile inventory stack. Now think of smart packing like a pit stop, which is ready to drop off all our mobile stores right away. It makes all the decisions using our scheduling algorithm, a business rules engine and even machine learning to decide the distribution and what goes in which vehicle based on a number of decisions we make and reducing the human effort. So the idea is, how can we get these mobile stores on the go all the time with the minimum stock they need. We continue to focus on the sophistication of smart packing to deliver the truly next-generation performance.

Kunal Malik:	I’d like to give you three examples of how we’re doing that. Number one, we’re very opportunistic with packing our mobile stores. When we pack our mobile stores, we try to anticipate using this engine if there’s an opportunity to move a visit from later in the day to earlier in the day. We call these “EVAs,” early visit attempt. We saw a lot of success with that, and we saw happy customers. And we said, maybe we can do it for the next day as well. Meaning, moving a visit that was for tomorrow to today, but we pack the vehicles in such a way that if an opportunity arrives, that we can capitalize on that opportunity. Smart packing enables it. Second example would be, every day will not go smoothly. Sometimes we encounter issues. Maybe we get a flat tire, maybe an expert who was going to go to a customer is running late, because the visit is running longer.

Kunal Malik:	How do we ensure that we can meet all our customer promises? Smart packing distributes inventory in such a way that if one expert can’t go, there’s another one who can go. And that allows us to keep us on time. And lastly, the third example I’d like to share with you is, a lot of times, demand falls same day. Now we need to know, what is that demand that’s going to come same day that we can capture it, because these mobile stores aren’t going back to the warehouse to pick up products. Smart packing does that for us too, predicting what is the demand that’ll fall on the same day. That’s what smart packing does.

Kunal Malik:	Next, I’d like to take you through the retail tools and apps. This is the fourth pillar in our stack, and it’s one where we have deployed it to all our experts and their managers, captains. Within all of this, I’d like to highlight how experts are set up to focus on the customer. It’s that seamless customer experience. Enjoy has carefully designed every touch point with a customer to be friendly, seamless, and personalized. Our experts use a proprietary app, a native app on iOS, that provides them everything they need to do in a job. They can see the schedule, they can see their performance, they can be guided every step of the way. Our app lets our experts and customers connect with each other, which is really important because a lot of times we get requests from customers to make slight modifications, maybe there’s a baby that’s sleeping so don’t ring the bell, maybe there’s a parking concern, maybe there’s a visit that is at risk because the customer is not going to be home. The app lets that communication happen seamlessly. It also gives the expert all the information they need to know to prepare for the visit, from the products to the visit location, to the time, everything, and be able to sort of reach out and confirm with the customer, both using the app or calling them.

Kunal Malik:	Our focus has been always to deliver a great personalized experience as every customer might have different needs. This is not 100% automated, but we are constantly learning and adapting from the human interaction as well. Finally, I’d like to share a proof point for what I’ve been claiming here today, being agile and raising the bar. At the beginning of this year, in January, we saw the opportunity to better meet the needs of our customers by giving them the ability to see what else can they purchase from the mobile store that’s parked outside their home.

Kunal Malik:	We named that tool, Live Catalog. Soon after we launched the minimum viable product for Live Catalog, it was an instant hit with both our experts and our customers. It was so clear that we needed to double down on it and scale it quickly. And this is also no different from how we built every other proprietary software product at Enjoy. Now, Ron is going to spend a few minutes talking about the multiple growth factors we see for Enjoy, its achievement like the launch of the Live Catalog that gave me confidence that our technology stack is scalable to the breadth of the vision we have at Enjoy. Thanks for listening. And now over to Ron.

Ron Johnson:	Thank you, Kunal. Now you can all see why when Kunal says technology and data underpin everything we do at Enjoy, it is true. It’s one of our core differentiators in the keys to our success. But now I’d like to turn our attention to growth. How are we going to grow at Enjoy? And we have multiple levers for growth.

Ron Johnson:	Well, a great question every investor has about a company is “how can they grow?” Well it’s interesting for Enjoy, we have a ton of growth vectors, and you know what I learned in my previous career, is you can’t even imagine today what opportunities will come as you do great work. But the most important thing to me is not just the number of vectors, it’s the first one it’s category leadership, because that’s what truly makes a company a great and unlocks the opportunity. So what is category leadership to me? Well, in a business to business context it’s multi-decade partnerships. We haven’t picked partners for a short period of time. We pick partners that are going to be around for decades to come, and we want to change the way their customer receives products. We want to be a significant channel, you know you’ve learned lately about our business plans only contemplate in the financial forecast, 2% of a partner’s volume, but I will be disappointed if we aren’t 10% or more, because we’re part of where the puck’s going.

Ron Johnson:	The puck’s going to the home, it’s going to commerce at home. And all we have to do is go through the door for our existing partners to be great. So what is category leadership? It’s long-term partnerships, but it starts with setting the gold standard. The most important thing to each of our partners is delivering a new gold standard, the highest-level customer experience. That’s the most important thing we do. The second thing we do is we deliver not only high-quality execution, we expand profitability for our partners. At the end of the day, every business wants a great customer experience, but they want it to be additive to their income statements, to their returns. And as you saw with our win-win business model, the better we do in the visit, the more solutions we can offer the customer, it’s good for Enjoy and it’s also good for our partners and why that’s important because when we deliver great economic returns, along with a great experience is they’re going to ask us to deliver more stores.

Ron Johnson:	And they do that by sending us customers from different places like call centers and stores. They do that by creating new visit types. So the most important thing to me in terms of growth is category leadership. So we can become a bigger part of the partners we have. These are really big companies. If we can be a category leader for them, if we can be a great new channel that they send their customers to, we’re going to have a great business. But that’s not the only way we grow, because every time we go to the customer, we focus on driving more revenue per mobile store per day. This was what I’ve done my whole retail career. In other worlds we notice comp store sales, comparable store sales. What is your year-over-year same store increase? Well every year, whatever base of revenue per mobile store we have, we’re going to drive and make that better.

Ron Johnson:	And we do that through a lot of the ways retailers have done this for centuries, that I’ve done my whole career. We call it increasing revenue per visit, but what drives that? Well, the merchandise assortment, our partners are adding new products all the time. You know, a few years ago, Apple created Air Pods. They’ve become a really important thing as Apple innovates with the product we get to bring that to every visit, but we can expand our merchandise a certain way with other partners as we cross-partner sell. That’s going to drive more revenue per visit. We’re also adding new selling tools, you know, every retailer does that. You find new ways to create tools, to help your employees discover what customers need and deliver it now. A perfect example of that for us is live catalog that through a QR code like you have at the restaurant it unlocks everything we have in the driveway in our store. That’s an example of a selling tool, but there are more and more that will develop in the years ahead. But that’s not all. The best way to drive revenue per visit is through the people delivering the experience itself.

Ron Johnson:	We’re constantly trying to adapt what’s the right expert profile to do this job? But nothing’s more important to a person that works than their compensation. And we’re continuing to tweak our compensation. So we have lots of way to drive revenue per visit, as Fareed will show you, you’re going out after 2022, we assume a 5 to 10% comp store increase a year, that’s pretty low by retail standards. In the retail industry that I’ve been involved with, when you open a new store, that’s going to increase 20% a year for the first five years, and then it’ll become mature. We’re in the early days of building Enjoy.

Ron Johnson:	But another way we drive revenue per store is by increasing the number of visits we take. Well, obviously as we grow and we get density, our drive times go down, and we’ve got a choice. We either spend more time with every customer, well if we do that, we’ll probably drive more revenue per visit or we’ll deliver more visits, and we’re going to work on both of these levers to drive more revenue per day. Now we use technology to improve our routing, to improve the time we spend when we’re not with the customer to make it more efficient. We also use technology to pace our experts. Experts have to spend the right amount of time with every customer. Longer isn’t always better. It’s the exact right amount of time. And we use a lot of tools to try to drive that pacing for our customers, but driving revenue per visit, driving number visits per day are really important to driving the profitability of our mobile store. Daily revenue per mobile store over a fixed cost really drives profitability. That’s an important growth factor. The reason it’s an important growth factor, as we drive more revenue per visit, it helps the volume with our partners.

Ron Johnson:	So when we maintain the gold standard and we drive more solutions, the partner’s going to ask us to drive more stores. That’s ultimately what drives our volume is the number of stores we operate for our partners. The more stores we operate, the greater share of business we do for them. Well, partners have us operate more stores in two ways. One, could you please expand the coverage? Could you go to new geographies? That’s what we’re doing with Apple as we speak, as we go from a real successful launch to start to scale the partnership, but they also drive more stores through new channels. Historically that’s been by adding call centers. But we’re very active now with small business with our partners, they want us to serve their business customers, all of these lead to increased volume with existing partners.

Ron Johnson:	So the gold standard, revenue per visit leads to more scale, but we grow in other ways as well. We’re going to grow our revenue per visit by leveraging cross partner opportunities. You know when we’re in the home, if you look at that list on the left, a lot of people are going to be ready for a new, smart television. They might be interested in wireless audio. They might be interested in the next gaming platform. But beyond that, it’s all the choices we make. What’s the right media subscription, whether it’s television, movies, music. What are the apps that I ought to be using? And a lot of these are paid apps, and we can have partnerships with app providers to add in the visit. So you think about the number of ways we can drive revenue through expanded cross partner opportunities. It’s almost unlimited and might be our highest revenue per visit growth vector. But that’s not all, we’re going to be expanding.

Ron Johnson:	And this summer we’ll begin the rollout of Apple to new markets. Obviously in our financial plans that Fareed will share with you, it contemplates our roadmap with Apple. Today we’re serving Apple throughout the Bay Area from Marin, to South of San Jose from the Half Moon Bay, all the way into the inland eastern Bay. We cover a big territory with Apple. In Los Angeles, we go from Thousand Oaks all the way down to Mission Viejo and from the Western suburbs to the East, we’re in Orange County, and we’re throughout Dallas Fort Worth. We have great coverage with Apple and it’s going to get better. But there’s another thing we’re going to do this fall, we’re going to invest in the systems and infrastructure it takes to expand globally and to serve multiple languages, multiple-language enablement.

Ron Johnson:	This is really hard to do. It takes a huge investment, but once you’re done, you can effortlessly expand to new countries or new cities that speak different languages. But to do this, you’ve got to invest in your platforms and systems. You have to invest in your processes. You have to invest in your people to make local language available through an information exchange. Today we serve the United States, United Kingdom and Canada, but every country in the developed world has a carrier. Apple’s available globally. And so in our business plans, you’ll see we have plans in ‘23 and beyond to add about two countries a year. It’s a huge TAM. The reason I focus so much on category leadership, if you look at that far left column, if you look at our current partners and the current regions we serve, if we achieved 10% of our partners business, that’s a $35 billion total addressable market. Serving 10% is $3 billion.

Ron Johnson:	And if we can earn an EBITDA of a billion dollars on our current partners in our current geographies, that’s why we’re so focused on category leadership. We’re obviously not going to stop there. We’re going to expand to new regions with our current partners. As we do that, that TAM moves up extraordinarily. And then as we add other telcos around the world and other consumer electronics players, it’s just a crazy large TAM. So we think there’s enough opportunity out there to build a great global business with extraordinary economic returns. But there’s even more because we talked about our current partners, our future partners, but there’s a whole world that’s going to be moving to commerce at home, whether it’s people in the personal luxury goods, which is now moving online for the first time ever, how do they deliver an experience to their customers that depend on value, deep engagement?

Ron Johnson:	It’s also true for high fashion. It’s true for beauty. It’s true for fitness, which is already happening, but it’s also true for the automotive industry. As we move electric, as we move autonomous, I really believe those products will be delivered to the home and at the home. And these are categories that Enjoy can do. Every skill we’ve developed is what it takes to deliver in these extended categories. What do you have to do? You got to be able to design an experience. Well, we do that really well. You got to integrate with partner websites. We do that really well. You have to deliver experiences that are the gold standard that have great trust. We do that really well. You got to manage mobile inventory. We do that really well. You got to navigate people on time. We do that really well. All you have to do is tailor the person and the experience, those things are in our future, but we’re focused on our current partners and our current TAM and getting to profitability. But you can see why I’m so excited at this stage in my career to have a tiger by the tail, to have Enjoy in its seventh year, ready to scale.

Ron Johnson:	It’s a super exciting time. And I’d like to now turn it over to Fareed. Fareed joined us at the beginning of the year and is a huge asset to all of us at enjoy. Fareed has deep expertise throughout his career. It began at McKinsey where he spent five years with that great company. He then spent years as an operator with a variety of large companies, but for the last 15 years has been a CFO at billion dollar companies. All of which we know — they include Kellogg’s, US Foods, United Stationers, and that’s the kind of expertise we need as we go into the next phase of Enjoy. Take it away, Fareed.

Fareed Khan:	Thanks, Ron. Hello everybody. I’m Fareed Khan, CFO at Enjoy Technology, and I also have responsibility for our operations that support experts and market teams. I’m very excited to review our financial plan with you and the key drivers behind it.

Fareed Khan:	Ron just walked us through the huge TAM in our core categories and an even larger opportunity in a natural adjacencies for our business model. But our financial plan is built around a very focused strategy. Our growth is 100% organic in our current categories and focused on our core geographies through 2023.

Fareed Khan:	We can grow rapidly because we’ve partnered with very large companies, giving us access to millions of customers on recurring purchase and upgrade cycles and with near zero customer acquisition costs. We leverage a technology and supply chain infrastructure that has already been built and is highly scalable.

Fareed Khan:	We expect to achieve significant scale, reaching over a billion dollars in annual revenues by 2025. But we estimate that still only represents about 2% of the TAM with our existing partners. Our unit economics, asset light business model, and the infrastructure leverage we have from prior investments, will give us a clear line of sight to profitability and a 30% EBITDA margin by 2025.

Fareed Khan:	Here are our historical financials and our five-year outlook showing the key financial metrics for the business. By 2025, we will achieve roughly $1.1 billion in annual revenues, delivering $320 million in EBITDA at a 30% EBITDA margin.

Fareed Khan:	We are EBITDA positive in 2023, and EBITDA growth and margin expansion are strong, driven by the operating leverage we have in the business. Our plan for 2021 has us growing revenue by 81% to $109 million. Importantly, we expect to be breakeven in mobile store profit this year as a key milestone in our path to profitability.

Fareed Khan:	We had a strong start to the year, showing momentum on all key metrics and giving us confidence in our four-year targets. Revenue of $19 million during the first quarter grew 47%, despite the continued challenges of COVID on our businesses. We expanded our daily mobile store count by 41% to address the opportunity we see with our existing partners, and we are accelerating capacity additions through Q2. We showed strong sequential improvement in unit economics with our average daily revenue per mobile store, increasing 19% versus Q4.

Fareed Khan:	As you model our business, we thought this would be a helpful framework to orient you to our P&L and some of our key metrics. I’ll touch on the driver shortly. Our revenue is driven by the fees we earn from the products and solutions we sell during our visits.

Fareed Khan:	Our unit economics are centered around our daily mobile stores. They are an important way to understand our progress so we regularly disclose two key metrics. First, daily mobile stores, which is the average number of mobile stores we operate each day in a given period. And daily revenue per mobile store, which is our same-store sales metric and reflects the average revenue each of our mobile stores generate during an operating day.

Fareed Khan:	As Ron outlined, it’s also useful to think of daily mobile store revenue in terms of the number of visits each store does in a day, VED, multiplied by the average revenue we achieve in each visit, RPV. Our cost of revenue reflects the direct operating costs of our mobile stores.

Fareed Khan:	This is largely expert compensation, base pay, benefits and incentive programs, which result in roughly 80% of our costs. The other key drivers are the lease, fuel and operating expense of our vehicles and other ancillary costs such as uniforms and expert phones. Revenue less cost of revenue gives mobile store profit. This is the margin generated from our customer facing retail activities, Enjoy’s equivalent of a gross margin metric.

Fareed Khan:	If we break down our revenue plan in terms of unit economics, you can see in the center of the chart, our planned addition of mobile stores growing at a 48% CAGR overall with a target of 717 stores in 2021 and roughly 3,200 by 2025.

Fareed Khan:	Daily revenue per mobile store grows at 24% CAGR with the strongest growth over the next two years, as we come out of COVID, fully leverage the selling tools like Live Catalog and tap into new potential cross-partner selling.

Fareed Khan:	As you have heard during every visit, we earn fees for the products, services, and subscriptions we sell. We have consigned inventory, the customer directly pays our partner, and the partners pay us for each item sold as part of the margin generated from the sale.

Fareed Khan:	We have different fee structures across our partners, reflecting their unique assortment, but they share a similar structure. We get fees for delivery and setup. We own a percentage of revenues from hardware and accessories, like headphones, chargers and cases.

Fareed Khan:	We earn the most fees by a significant margin from selling subscriptions and solutions that generate recurring revenue for our partners. These include voice and data lines, broadband and media subscriptions like Apple One, and they also include device protection plans. These recurring revenue sales are very valuable to our partners and also drive the majority of our revenue per visit.

Fareed Khan:	Every visit is different. The actual revenue in a given visit can vary from $30 to $40 to several hundred dollars. The RPV from these visits blend to yield our overall RPV metric. Because of the fee structure, small percentage improvements in services and protections can yield large RPV gains.

Fareed Khan:	With respect to RPV, we have a clear line of sight to delivering the targets in our financial plan. We achieved $66 in RPV in 2020. Our exit rate in March gives us confidence in our 2021 target of $72.

Fareed Khan:	And we have multiple proven levers to achieve our 2022 target of $96, including a return to normal indoor visits as we put COVID behind us, the power of selling tools like Live Catalog and cross partner selling, all of which I’ll highlight shortly. Our 2025 target of roughly $125 is roughly equal to what good telco retail stores achieve today, and this is about a 5% annual increase from 2022 to 2025.

Fareed Khan:	We expect to return to pre-COVID levels of indoor visits to drive at least $7 of RPV. As you can see on the left of the chart, over 90% of our visits occurred inside our customer’s homes before COVID. This fell to near zero during last summer, and has since increased steadily up to about 35% in May and about 40% today.

Fareed Khan:	The percentages of indoor visits still vary widely by geography and region, but we see steady increases across all of these markets. Why this is important is that our indoor visits generate a much more engaging retail experiences for our customers. As you would expect, the customer experience is so much better in the comfort of their kitchen table or living rooms versus from the doorstep or outside.

Fareed Khan:	This higher engagement during the visit generates higher sales of products and solutions through the visit, and that’s exactly what we see in our data every day.

Fareed Khan:	Anil showed you how we use Live Catalog in visits. This is proving to be a very effective selling tool in helping us generate strong gains in RPV since we launched it a couple of months ago with one partner.

Fareed Khan:	With a quick scan of a QR code, Live Catalog opens up an entire assortment of products and services directly tailored to the purchase that the customer has just made. The customer can browse the catalog, discuss options with the expert, and immediately purchase from hundreds of skews in the mobile store parked in the driveway.

Fareed Khan:	Data since we launched shows a $27 lift in RPV when Live Catalog is used effectively in a visit compared to when it isn’t used. As we increase the usage of Live Catalog in visits and expand it across all of our partners, we expect this to generate $11 more in incremental RPV.

Fareed Khan:	We will begin cross-partner selling this summer, and it represents a significant untapped opportunity for RPV growth. We expect at least a $12 RPV increase based on the experience we see with solutions, attach rates of subscription services like Apple One.

Fareed Khan:	During an AT&T visit, for example, we’ll be able to offer Apple solutions, increasing the assortment that’s presented to the customers. As we expand this, we’ll also cross sell data, voice, broadband and other solutions from our telco partners during an Apple visit.

Fareed Khan:	Cross-partner selling is our most significant long-term RPV driver, with almost unlimited potential as we expand our assortment by adding new partners with complementary products and services. Digital security or products like connected home speakers, smart home devices, or home office technologies are all candidates. All of these are highly relevant to a customer during a visit and all would be available immediately through the customer from Enjoy’s mobile store.

Fareed Khan:	We’ve been making steady progress on RPV, as you can see here. On the slide, we’ve grouped our experts by performance on RPV, comparing average RPV in November with RPV in April. The progress is driven by our training, recruiting, coaching and selling tools.

Fareed Khan:	Our top experts are performing at almost double the RPV of our bottom quartile and are a great source of new insights that can be shared across the entire team. All groups have posted 20% to 30% increases over the five-month period shown here.

Fareed Khan:	Our newer experts are ramping up quickly, they’re benefiting from the training and development that Anil walked you through earlier. The other key component of mobile store revenue is the number of visits we do each day. Our mobile stores operate in a 10-hour day, seven days per week. On average today, we spend about 25 minutes traveling to a visit, and each visit average is about 35 minutes. That represents an hour in total for a completed visit.

Fareed Khan:	Our long-term target is to be a little higher than seven visits a day, all very engaged with our customers. Last year, we averaged about 5.4 visits a day across all of our partners and geographies. This year, our plan is to increase that to 5.8, and next year, as we scale, to achieve 6.8 visits per day.

Fareed Khan:	If you look at the pie charts, you can see the available time for incremental visits in the darker shaded area. At 5.8 visits a day, and you can see, even adjusting for pre-visit meetings, training and personal time, we have over two and a half hours of capacity for more visits.

Fareed Khan:	And at 6.8 visits per day, we still have over an hour and a half of available capacity. As we scale and operate more mobile stores in a market, we will have many factors helping us increase VED: reduced travel times from greater visit density in a zone, increased flexibility for quickly responding to same day orders as we’ll have more stores and experts operating in a market, all leveraging the smart scheduling systems that Kunal described, an effective pre-visit communications and seasoned market leaders guiding our experts through the day to help them be more efficient and effective.

Fareed Khan:	Here’s how the unit economics we’ve just discussed give us a clear path to profitability. This slide shows our cost to operate a daily mobile store in blue and the daily revenue that that store generates in the day shown in orange. Our operating costs, consisting of fully-loaded expert compensation and all costs to operate the vehicle, add up to about $420 a day.

Fareed Khan:	We showed some productivity gains from 2020 to 2022, but that is all COVID related and primarily from better vehicle utilization. We have not factored in additional productivity beyond 2022, and expect these costs to follow general inflationary trends.

Fareed Khan:	In 2021, at the center of the page, you see we expect to be breakeven in mobile store profit, achieving our targets of $73 in RPV and 5.8 visits per day. In 2022, when we achieve our VED and RPV targets we outlined, we’ll be generating over $230 in profit from each mobile store at a margin of 36%. The growth to roughly $125 in RPV and a little over 11 visits a day will bring these margins up to 55%.

Fareed Khan:	Here’s our plan for our daily mobile stores counts. We remain in our existing three markets and grow with our current partners until 2023. Growth in our core geographies will continue, but we will also add two new developed markets each year in a phased way, starting in Western Europe in 2023 and entering Asia in 2025, targeting Japan and Australia. We will launch with a new telco partner in each of these countries. We will have about a thousand daily mobile stores operating by 2022, and this will expand to 3,200 by 2025.

Fareed Khan:	The unit economics we just walked through and the increases in mobile store counts, will deliver strong growth in mobile store profit. We will break even in 2021, achieving profitability in the second half, and we expect to achieve 55% margins by 2025.

Fareed Khan:	Let’s briefly turn to OpEx. We categorize costs into two buckets: operations and technology, which captures our costs related to activities that support our daily mobile store operations, this includes our technology, engineering and data costs.

Fareed Khan:	It also includes supporting resources at our warehouses. This factors in costs like field leadership, inventory and fulfillment resources, and all the operating leases and expenses needed to operate our warehouse infrastructure. The second bucket is general and administrative costs. These include center support functions like finance, HR, workplace, and legal, as well as our leadership team.

Fareed Khan:	As a reminder, before we go into the projections, we have already made significant investments in our infrastructure, which can support rapid growth, but also minimize incremental investments. As Ron and Melissa mentioned, we needed to demonstrate to our partners that we have the ability and infrastructure to support their needs, and so we built it.

Fareed Khan:	Our existing network has broad reach today with ample capacity for additional mobile stores as reflected by the utilization chart on the left. The first three years of our projected financials are driven in these core markets, so we’re essentially growing into the infrastructure that we’ve already built.

Fareed Khan:	This creates a lot of operating leverage in the business and helps us get to break even EBITDA quickly and show strong EBITDA and cash flow growth thereafter.

Fareed Khan:	We expect our operations and technology expenses to grow from $60 million in 2020 to about $210 million by 2025. As a percentage of sales, ops and techs will decline from roughly 100% to about 20%.

Fareed Khan:	In our existing markets, because we’ve made the investments already, we expect a CAGR of about 18% for incremental spend and about 30% overall when we factor expansion to new geographies, where we will have to build out a new infrastructure. This is well below the growth of revenue and also the growth rate of our mobile store additions.

Fareed Khan:	What helps us is the scalability of our technology stack, our network of warehouses is in place with ample capacity for growth, and the fact that we’ve built the capabilities to effectively onboard and ramp up future partners quickly.

Fareed Khan:	For general administrative expenses, our business model can be operated with a small, nimble and technology-enabled corporate center and support functions. As in other areas, we’ve already made investments to build a strong leadership team, to establish the key supporting functional structures and the underlying financial operations and people systems to support the growth of the business in a highly scalable way.

Fareed Khan:	G&A costs were $36 million in 2020, and about 59% of sales. We’ll see about a 10% CAGR in the growth of these expenses, but we expect them to end at about 5% of revenue by 2025.

Fareed Khan:	This slide shows our infrastructure costs, OpEx excluding depreciation and stock comp over time as a percentage of sales. As revenues grow, shown in orange, these costs grow at a materially lower rate, and falling as a percent of sales to 25% by 2025. This view factors in the investments needed to expand to the new international markets that we talked about.

Fareed Khan:	We will be EBITDA profitable in 2023, and post strong growth thereafter as mobile store margins expand, and we benefit from the operating leverage we’ve just walked through. As we’ve discussed earlier, we have a very asset-light business model that allows for attractive free cash flow conversion.

Fareed Khan:	Our inventory is a 100% consigned, so the only material working capital growth is related to the receivables from the fees paid by our partners. This is about 3% to 5% of revenue as we grow.

Fareed Khan:	Capital expenses are minimal to support the growth of our business. Just to calibrate, it costs us only about $350,000 to $400,000 in total to build out a fully functioning warehouse that can support an entire market with an addressable population of 6 million people and a 5,000 square mileage coverage area.

Fareed Khan:	As a result, annual CapEx spending is in the very low single digit range as a percentage of revenue even as we expand into new markets starting in 2023. The result of our asset light model is strong free cash flow conversion growing to almost 90% by 2025.

Fareed Khan:	Before I close, just a short note on seasonality and our expected phasing for 2021. We typically expect the same seasonality as our partners as we share the same customers. The second half of the year is the strongest, particularly in Q4 driven by the holiday season. The timing of new product launches, usually in Q3 or early Q4, have a big impact on when the second half demand begins to spike. Q2 is typically our softest demand quarter.

Fareed Khan:	Our 2021 phasing will be more second half weighted than typical, due to the rapid store expansions we’re driving during the summer months. We expect 63% to 65% of our revenues to be generated in the next two quarters, and this is driven by store expansions to capture the opportunities we see with our telco partners, but also to support the market expansions with Apple. We’ll be adding about 100 stores per quarter in Q3 and Q4.

Fareed Khan:	Let me summarize the key takeaways I hope you picked up along the way. First, we have a huge addressable market opportunity, and our financial plan is very focused on capturing it within our core categories. We can grow very quickly, given the prior technology and infrastructure investments we’ve already made, and also because of the large customer bases of our partners that can be converted to Enjoy visits.

Fareed Khan:	We achieve significant scale by 2025 with very modest penetration targets of around 2% of our partners’ volumes We have a clear path to profitability, driven by the mobile store unit economics that we walked through.

Fareed Khan:	We have a very asset-light business model that minimizes growth investments, near zero customer acquisition costs, 100% consigned inventory that minimizes working capital investments, leased vehicles, and very low cost warehouse rents, and minimal CapEx requirements to expand and grow our network.

Fareed Khan:	All of this drives very compelling EBITDA growth, attractive profit margins, and strong free cash flow conversion.

Fareed Khan:	Well with that, I just wanted to close by thanking you for your time today, really appreciate it and looking forward to working with you all as we move forward. And I’ll turn it back over to Ron and Melissa.

Ron Johnson:	Well thank you Fareed. Thank you Kunal and Anil and Melissa. And thanks to each of you, our investors. For spending the time with us today, for learning more about Enjoy. You know, we’re obviously very excited about it, and we hope that you’ll be excited too. If you want to learn more, just reach out to us. We would be glad to answer any questions that you have. But for now, let me just thank you for spending the morning with us and I’ll turn it over to Melissa to close out our analyst day.

Melissa Bates:	Thank you all for joining us today. To conclude our presentation, we’d like to share one last short video with you.

Video – Partner Testimonial, Melinda Rogers

Melinda Rogers:	At Rogers we are on a continuous journey to deliver best-in-class customer service and evolve with a changing consumer landscape. More than ever, customers expect seamless, easy, and on-demand experiences like Uber and Lyft. So it was important to us that we offer them ways to make buying a connected device, more convenient and easier than ever. It is our partnership with Enjoy that allows us to deliver on this. Established leaders in customer experience and technology, Enjoy offers an on-demand, mobile retail experience to help our customers save time, feel more comfortable in their preferred setting and really get the most out of the devices that they own. Their strong track record and cutting-edge software, really stood out to us.

On top of that, their collaboration with a variety of Global Partners, spoke to the quality of their work and their leadership and customer experience. We’ve been changing our customer service game, all across our channels, and Enjoy has been instrumental in helping us realize that goal by giving our customers, even more choice in how they interact with us.

Since launching our partnership with Enjoy, that we call “Pro On-The-Go,” our average customer experience scores have been an all-time high of 95%. Customer experience is a serious strategic priority for Rogers, and we strongly believe this is what will set us apart in the market. Our partnership with Enjoy is critical to that priority. Their expertise and platform, offer a different level of personalized convenience that customers want and expect. Not only do they bring our stores to our customers’ doors, they walk them through the plan and expertly set up the device, but they do so within hours. That’s best-in-class service that stands out above the rest, and we’re the only carrier in Canada offering this flexible and convenient solution.

Had we done this on our own, it would have taken years. Partnering with Ron and the Enjoy team we were able to bring this convenient and flexible solution to our customers quickly. On top of that, we’ve been steadily growing the service to different regions across Canada, meaning even more customers have access to Pro On-The-Go and its expert solutions.

Disclaimer:

The foregoing Transcripts are the output of transcription from a video. Although the Transcripts are largely accurate, in some cases, they may be incomplete or inaccurate due to inaudible passages or transcription errors. The Transcripts are provided as an aid to understanding but should not be treated as an authoritative record. They have been prepared for informational purposes only and have been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Enjoy and MRAC and are not to be used for any other purpose.

Neither MRAC nor Enjoy has made any, and each makes no, representation or warranty, express or implied, herein as to the accuracy or completeness of the Transcripts. Additionally, each of MRAC and Enjoy disclaims all warranties, whether express, implied or statutory, including, without limitation, any implied warranties of title, non- infringement of third-party rights, merchantability, or fitness for a particular purpose with respect to the information contained in the Transcripts. To the fullest extent permitted by law, in no circumstances will Enjoy, MRAC or any of their subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the Transcript, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. The Transcripts discuss trends and markets that Enjoy’s leadership team believes will impact the development and success of Enjoy based on its current understanding of the marketplace. Industry and market data used in the Transcripts have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Enjoy nor MRAC has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the proposed business combination.

Forward-Looking Statements

The Transcripts include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “would,” “should,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. “Forward-looking statements” include all statements about future plans and performance, regardless of whether the foregoing expressions are used to identify them. In addition, these forward-looking statements include, but are not limited to, statements regarding: estimates and forecasts of financial and performance metrics; projections of market opportunity and market share, expectations and timing related to the announcement of strategic partnerships; the potential success of Enjoy’s business strategy; Enjoy’s research and development efforts; and Enjoy’s proposed plans to scale and expectations, including statements regarding the effectiveness and efficiency of its services. These statements are based on various assumptions, whether or not identified in the Transcript, and on the current expectations of Enjoy’s and MRAC’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Enjoy and MRAC. These forward-looking statements are subject to a number of risks and uncertainties, projections of market opportunity and market share, potential benefits and commercial attractiveness to its customers of Enjoy’s services, the potential success of Enjoy’s marketing and expansion strategies, Enjoy’s ability to scale, the potential benefits of the potential transactions (including with respect to stockholder value), and expectations related to the terms and timing of the potential business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Enjoy or MRAC is not obtained; risks relating to the uncertainty of the projected financial information with respect to Enjoy; risks related to the rollout of Enjoy’s business strategy and the timing of expected business milestones; the effects of competition on Enjoy’s future business; risks related to political and macroeconomic uncertainty; the amount of redemption requests made by MRAC’s public shareholders; the ability of MRAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the impact of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in MRAC’s Annual Report on Form 10-K/A, for the year ended December 31, 2020, filed on

May 13, 2021, and the proxy statement/prospectus on Form S-4/A, filed on June 24, 2024, in each case and those factors discussed in MRAC’s final prospectus filed on December 16, 2020, under the heading “Risk Factors,” and other documents of MRAC filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that are not presently known to Enjoy or MRAC or that Enjoy or MRAC currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Enjoy’s expectations, plans or forecasts of future events and views as of the date of the Transcripts. Enjoy anticipates that subsequent events and developments will cause Enjoy’s and MRAC’s assessments to change. However, while Enjoy and MRAC may elect to update these forward-looking statements at some point in the future, Enjoy and MRAC specifically disclaim any obligation to do so unless required by applicable law. These forward-looking statements should not be relied upon as representing Enjoy’s and MRAC’s assessments as of any date subsequent to the date of the Transcripts. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Use of Projections and Description of Key Partnerships

The Transcripts contain projected financial information with respect to Enjoy, namely Enjoy’s revenue and non-GAAP financial measures, volume, total addressable market and Adjusted EBITDA for 2018 – 2025.

Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in the Transcripts, and the inclusion of such information in the Transcripts should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The independent registered public accounting firm of Enjoy has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in the Transcripts, and accordingly, does not express an opinion or provided any other form of assurance with respect thereto for the purpose of the Transcripts. The Transcripts contain descriptions of certain key business partnerships of Enjoy. These descriptions are based on Enjoy’s management team’s discussions with such counterparties and the latest available information and estimates as of the date of the Transcripts. In certain cases, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties which have not been completed as of the date of the Transcripts and, as a result, such descriptions of key business partnerships of Enjoy, remain subject to change.

Financial Information; Non-GAAP Financial Measures

Some of the financial information and data contained in the Transcripts is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement / prospectus filed by MRAC with the SEC in connection with the proposed business combination. Some of the financial information and data contained in the Transcripts, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as net income (loss), adjusted for income taxes, interest expense, interest income and other income or expense, unrealized loss on long-term convertible debt depreciation and amortization, stock-based compensation and, for 2021 estimated Adjusted EBITDA only, one-time transaction related costs. Enjoy’s management uses these non-GAAP measures to compare Enjoy’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. You can find the reconciliation of these measures to the nearest comparable GAAP measures on slide 113 of the presentation originally filed as an exhibit on Form 8-K with the SEC on June 24, 2021. Free Cash Flow Conversion is defined as the quotient obtained by dividing EBITDAS less purchase of property and equipment less the increase in net operating assets, by EBITDAS. EBITDAS is defined as net loss adjusted for interest, taxes, depreciation and amortization and stock-based compensation expense. MRAC and Enjoy believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Enjoy’s financial condition and results of operations. MRAC and Enjoy believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends. Enjoy’s method of determining these non-GAAP measures may be different from other companies’ methods and, therefore, may not be comparable to those used by other companies and Enjoy does not recommend the sole use of these non-GAAP measures to assess its financial performance. Enjoy’s management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Enjoy’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by Enjoy’s management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, Enjoy’s management presents non-GAAP financial measures in connection with GAAP results.

No Offer or Solicitation

The Transcripts do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

The Transcripts contain trademarks, service marks, trade names and copyrights of Enjoy, MRAC and other companies, which are the property of their respective owners.

Additional Information and Where You Can Find It

The proposed business combination will be submitted to the shareholders of MRAC for their consideration and approval at an extraordinary general meeting of shareholders. MRAC filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of MRAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all MRAC shareholders. The proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at the extraordinary general meeting of shareholders. MRAC also will file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and security holders of MRAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed business combination.

Investors and security holders can obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MRAC through the website maintained by the SEC at www.sec.gov. The documents filed by MRAC with the SEC also may be obtained free of charge upon written request to Marquee Raine Acquisition Corp., 65 East 55th Street, 24th Floor, New York, New York 10022.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

MRAC and its directors and executive officers may, under SEC rules, be deemed participants in the solicitation of proxies from MRAC’s shareholders in connection with the proposed business combination. MRAC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of MRAC in MRAC’s Annual Report on Form 10-K/A, as amended, for the fiscal year ended December 31, 2020, which was filed with the SEC on May 13, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to MRAC shareholders in connection with the proposed business combination and other matters to be voted upon at the extraordinary general meeting of shareholders is set forth in the proxy statement/prospectus filed with the SEC. You may obtain free copies of these documents from the sources described above.